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Exhibit 1

DRD RESPONDS TO OXFAM STATEMENT
04 November 2002

        An embargoed Oxfam media release alleging mercury pollution by Durban Roodepoort Deep, Limited's Tolukuma Gold Mine in Papua New Guinea, scheduled for release on Monday, 4 November 2002, has been brought to the company's attention. In the interests of transparency, the company has decided to break the embargo and issue the full Oxfam release (attached), together with the company's response.

        The company's response is as follows:

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  With regard to elevated mercury concentrations in the Auga/Angabanga River, a premining baseline study forming part of the environmental plan submitted to the Papua New Guinea Department of Environment and Conservation in 1994 by Tolukuma's previous owners revealed that elevated concentrations of mercury were present in the river system in the pre-mining environment.

    This was attributed to elevated mercury concentrations in the surrounding environment reporting to the river system as a result of land and mudslides associated with the heavy rainfall in the area. Additionally, it was reported that alluvial mining in the area also contributed to elevated levels of Mercury in the river system.

    In accordance with the environmental management and monitoring programme approved by the Department of Environment and Conservation in 1994, filterable metal concentrations in the tailings are monitored weekly. The targets are 0.10 ppm for mercury in solution, 250 ppm for mercury solid and 0.010 for lead in solution. Ongoing monitoring and control ensures compliance.

    According to two water quality and geochemical investigations conducted by an independent consultant in the Auga/Angabanga river system and associated floodplains in July 2000 and June 2002, there is little difference in concentration, if any, between mining induced sediment reporting to the river system and the natural sediments. Dilution by the Alabule River appears to have a significant effect on the water quality and geochemistry in the Auga/Angabanga river system.

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  During August of 2002, an independent environmental audit was conducted at the Tolukuma operations. The audit revealed the operations to be in substantial compliance with PNG environmental legislation, the Tolukuma environmental plan and environmental monitoring and management programme. Additionally, the annual environmental report 2001 for the Tolukuma operations for 2001 confirmed that Tolukuma is currently in substantial compliance with environmental and permit requirements.

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  The Oxfam media release refers to "a leaked internal memorandum". The company's explanation of this document is simple. In light of the above, it was prudent that the company acknowledged the potential for mercury problems and that the necessary precautions could be out in place to ensure that the environment is not adversely affected by DRD's presence in the country. If anything, the leaked internal document indicates how seriously DRD views its environmental responsibility.

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  DRD has an excellent relationship with the Papua New Guinea Government. Chairman and CEO Mark Wellesley-Wood was there five weeks ago and met with the new Minister of Mines, who has visited the Tolukuma operation and given it his full support. He was very welcoming of what DRD has achieved in PNG.

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  DRD also has a very good relationship with both the Ministry of Mines and with the MRDC, the development agency which parallels somewhat the Industrial Development Corporation in South Africa.

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  DRD has community officers based at Tolukuma who liaise on an on-going basis with local communities, to address legitimate concerns and to support local programmes where possible. Inevitably, there are elements within communities around the mine that develop campaigns around various issues from time-to-time; these are always investigated and where found to be legitimate, are addressed.

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  Oxfam has never done DRD the courtesy of presenting its full credentials, face-to-face. The company has received a number of letters from at least two different Oxfam Mining Ombudsmen in the past 18 months, containing minimal introductory information or other preamble, yet demanding information on various issues relating to Tolukuma. These letters were steadfastly ignored until June 2002, when Wellesley-Wood replied in writing, to say the company would not co-operate with the organisation. DRD's accountability in respect of Tolukuma is to the Papua New Guinea Government, the local communities and its shareholders, not to Oxfam. The company is satisfied that it is meeting this accountability.

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  Exhibit 1